Exhibit 17.1

Via email

February 15, 2017

Randolph Read
Non Executive Chairman
New York REIT, Inc.
405 Park Avenue, 14th Floor
New York, NY 10022

Randy,

This letter serves as my resignation, effective immediately, from the Board of Directors of New York REIT, Inc. and its committees.

My reasons for resigning should be well-known to you because they involve fundamental disagreements with the board and the company relating to its governance. As you know, at recent board meetings I have disagreed with the actions approved by the majority of the directors on major decisions, so I have consistently cast a dissenting vote.

These poor governance practices were on full display during the long RFP process to replace AR Global’s affiliate (the “Old Advisor”) as the company’s external advisor. The RFP process was significantly delayed when we learned that your hand-picked choice to be the replacement as the company’s external advisor had failed to disclose its plans to own a majority position of our corporate debt. Because this process took much longer than it should have, the company was put in the position of having to extend the Old Advisor for an additional three month period. I voted against this decision because I believe it was mistake to extend the Old Advisor at its excessive fee structure. Recall that the Old Advisor presided over multiple failed M&A transactions, a default on our corporate debt during the fourth quarter and a write down of over $50 million on the Viceroy Hotel asset. Given the number of related party relationships that have existed between the company and AR Global, I believe that continuing the company’s relationship with the Old Advisor on any basis for any period of time smacks of a conflict of interest.

Remarkably, there have been approximately 40 board meetings during my brief time on the board since joining in October 2016. None of these meetings were held in person. Most of the meetings were scheduled with minimal notice and no formal agenda, and directors were asked to vote in favor of resolutions that arrived minutes before the commencement of board calls. I believe these poor governance practices have made it virtually impossible for the directors to be well-informed or hold meaningful and interactive discussions about the matters we are asked to approve. In addition, the inefficiency of calling so many meetings gives the appearance that the board process is being run to generate fees for the directors.

After the scathing criticism you received at year-end with respect to the board process and governance, I expected there to be significant improvement in 2017. Sadly it did not take very long for me to see that things have not changed.

For example, I was dumbfounded to be asked to approve a resolution accelerating the vesting of restricted shares for Bob Burns in connection with his resignation from the board, particularly the $50,000 worth of restricted shares issued to him less than three weeks before his resignation as a result of his reelection to the board on December 30, 2016. During my time on the board, Mr. Burns has had a spotty attendance record, and when he was present, in my opinion, he rarely contributed anything during the meetings other than seconding motions and voting in favor of actions taken.

Under these circumstances I have been frustrated in my attempt to be an active and engaged director on behalf of the stockholders, and therefore am compelled to resign effective immediately.

Sincerely,

Gregory F. Hughes

Cc:	Steven Lichtenfeld

Michael Choate